04002442

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37294

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EACM SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Connecticut Ave.
(No. and Street)

Norwalk, CT 06854
(City) (State) (Zip Code)

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELKE BARTEL 203-855-2266 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS NEW YORK, NY 10036
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2004
WASH, D.C.
181

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT A. JAEGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EACM SECURITIES INC., as of 12/31/03, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EACM Securities Inc.

(formerly EAI Securities Inc.)
(A Wholly-Owned Subsidiary of EACM Partners, L.P.,
formerly EAI Partners, L.P.)

Financial Statements and Supplementary Information December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Shareholder of
EACM Securities Inc. (formerly EAI Securities Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of EACM Securities Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

EACM Securities Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 392,451
Investments	3,300
Prepaid expenses and other assets	36,578
Total assets	432,329
Liabilities and Shareholder's Equity	
Liabilities	
Accrued professional fees	14,250
Accounts payable and accrued expenses	13,032
Taxes payable	350
Total liabilities	27,632
Shareholder's equity	
Common stock	
(200 shares authorized, issued and outstanding; par value $.01 per share)	2
Additional paid-in capital	175,598
Retained earnings	229,097
Total shareholder's equity	404,697
Total liabilities and shareholder's equity	$ 432,329

The accompanying notes form an integral part of the financial statements.

EACM Securities Inc.
Statement of Income
Year Ended December 31, 2003

Revenue	
Interest	$ 2,180
Total revenue	2,180
Expenses	
Registration fees and dues	39,336
Professional fees	40,238
General and administrative	1,258
Total expenses	80,832
Loss before income taxes	(78,652)
Income tax expense	850
Net loss	$ (79,502)

The accompanying notes form an integral part of the financial statements.

EACM Securities Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2003	$ 2	$ 175,598	$ 308,599	$ 484,199
Net loss	-	-	(79,502)	(79,502)
Balance, December 31, 2003	$ 2	$ 175,598	$ 229,097	$ 404,697

The accompanying notes form an integral part of the financial statements.

EACM Securities Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities		
Net loss	$	(79,502)
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease in taxes receivable		8,269
(Increase) in prepaid expenses and other assets		(1,855)
Increase in taxes payable		250
Increase in accounts payable and accrued expenses		13,032
Increase in accrued professional fees		3,750
Net cash used in operating activities		(56,056)
Net (decrease) in cash		(56,056)
Cash and cash equivalents		
Beginning of year		448,507
End of year	$	392,451
Supplemental disclosures of cash flow information		
Income taxes paid	$	600

The accompanying notes form an integral part of the financial statements.

1. Principal Business Activity and Significant Accounting Policies

Incorporation and Principal Business Activity

EACM Securities Inc. (formerly EAI Securities Inc.) (the "Company"), a wholly-owned subsidiary of EACM Partners, L.P. ("EACM"), is incorporated under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business is to act as the distributor of shares of a mutual fund and interests in certain privately offered investment vehicles.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Interest Income

Interest income is accrued as earned.

Cash and Cash Equivalents

Cash equivalents represent balances in a money market mutual fund.

Investments

The Company holds warrants in a private placement made available to members of the NASD. These investments are held at fair value.

2. Related Party Transactions

EACM assumes certain of the Company's expenses such as occupancy, telephone and utilities, computer hardware and software, bookkeeping and certain personnel costs for which it does not charge the Company.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $361,453, of which $356,453 was in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.076 to 1.

4. 15c3-3 Requirements

The Company is exempt to the provisions of SEC Rule 15c3-3 as it operates pursuant to paragraph (k)(2)(i) of that rule (the Customer Protection Rule) and therefore does not hold customer funds or safeguard customer securities.

5. Income Taxes

Tax expense of $850 relates to the minimum corporate income taxes of the states of New York, Connecticut and Vermont.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, entitled "Disclosures About Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either carried at fair value or amounts that approximate fair value because the financial instruments are short-term or replaceable on demand.

7. Indemnifications

In the normal course of business, the Company may enter into contracts that contain a variety of representations which provide general indemnification. The maximum exposure under the arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However based on experience, the Company expects the risk of loss to be remote.

EACM Securities Inc.
Computation of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2003 — Supplementary Schedule I

Shareholder's equity	$	404,697
Nonallowable assets		
Prepaid expenses		(36,578)
Haircuts		(6,666)
Net capital	$	361,453
Aggregate indebtedness	$	27,632
Minimum net capital requirement	$	5,000
Net capital in excess of minimum net capital requirement	$	356,453
Ratio of aggregate indebtedness to net capital		0.076 to 1

There is no difference between the above computation of net capital and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2003, filed on January 23, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Supplementary Report of Independent Auditors on the Internal Control Structure Pursuant to SEC Rule 17A-5

To the Board of Directors and
Shareholder of EACM Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedule of EACM Securities Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004